As filed with the Securities and Exchange Commission on August 14, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spirent Communications plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G83562101

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G83562101	Page 2 of 19 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,571,780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,571,780
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,571,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 3 of 19 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Management Co., LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,571,780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,571,780
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,571,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 4 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,571,780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,571,780
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,571,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 5 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Co., LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,571,780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,571,780
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,571,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 6 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,339,232
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,339,232
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,339,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 7 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,916,581
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,916,581
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,916,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 8 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,760,150
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,760,150
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,760,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 9 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,555,817
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,555,817
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,555,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 10 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,571,780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,571,780
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,571,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G83562101	Page 11 of 19 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Ordinary Shares, par value 3 1/3 pence each (“Shares”) of Spirent Communications plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). The principal executive office of the Issuer is located at Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK.

Item 2.	Identity and Background.

This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The Reporting Persons are:

(i)	Sherborne Investors Co., LP, a Delaware limited partnership and managing member of the Funds (as defined below) (“Managing Member”);
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne GP”);
(iii)	Sherborne Management Co., LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);
(iv)

Sherborne Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP” and together with the Managing Member, Sherborne GP and Sherborne Management, the “Sherborne Entities”);

(v)	Hayden Investors Partners, LLC, a Delaware limited liability company (“Hayden LLC”);
(vi)	Hayden Investors Partners II, LLC, a Delaware limited liability company (“Hayden II LLC”);
(vii)	Hanover Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);
(viii)	Hanover Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B” and, together with Hayden LLC, Hayden II LLC and Strategic Fund A, the “Funds”); and
(ix)	Edward Bramson, a citizen of the United Kingdom (“Bramson”).

Each of the Reporting Persons has a business address at 135 East 57th Street, New York, NY 10022.

CUSIP No. G83562101	Page 12 of 19 Pages

Each of the Funds is engaged primarily in the business of investing in securities. Each of the Managing Member and Sherborne Management is engaged primarily in the business of serving as managing member or investment manager of the Funds. Each of Sherborne GP and Sherborne Management GP is engaged primarily in the business of serving as the general partner of Managing Member and Sherborne Management, respectively. Mr. Bramson’s present principal occupation or employment is (i) serving as the managing member of Sherborne GP and Sherborne Management GP and, as such, managing the investment activities of the Funds, (ii) serving as Executive Chairman of Elementis Group plc, a global specialty chemicals company, having an address at 10 Albemarle Street, London, W1S, 4BL, United Kingdom, and (iii) serving as Chairman and Chief Executive Officer of Ampex Corporation, a Delaware corporation, engaged in the manufacture and sale of specialized data recording devices and licensing of proprietary technologies, having an address at 1228 Douglas Avenue, Redwood City, CA 94063.

None of the Reporting Persons, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 102,571,780 Shares owned by the Funds is $75,440,414.04 including brokerage commissions. The Shares owned by the Funds were acquired with such Fund’s available funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.

CUSIP No. G83562101	Page 13 of 19 Pages

In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning the business, operations and strategic direction of the Issuer, communicating with other shareholders of the Issuer, seeking representation on the Issuer’s Board of Directors, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The aggregate percentage of Ordinary Shares reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 930,586,070 shares issued and outstanding as reported by the Issuer on Regulatory News Service on August 14, 2006. Sherborne Investors Co., LP, as the Managing Member of the Funds, is deemed the indirect beneficial owner of 102,571,780 Ordinary Shares. Sherborne Investors GP, LLC, as the general partner of the Managing Member of the Funds, is deemed the indirect beneficial owner of 102,571,780 Ordinary Shares. Sherborne Management Co., LP, as the investment manager to the Funds, is deemed the indirect beneficial owner of 102,571,780 Ordinary Shares. Sherborne Management GP, LLC, as the general partner of the investment manager, is deemed the indirect beneficial owner of 102,571,780 Ordinary Shares. Edward Bramson, as the sole member of the general partner of each of the Managing Member and the investment manager, is deemed the indirect beneficial owner of 102,571,780 Ordinary Shares.

(c)          During the sixty (60) days through the date of this report, the Reporting Persons purchased the following Ordinary Shares in the open market:

Reporting Person
Hanover Strategic Fund A, LLC
Trade	# of	Net USD
Date	Shares	Price/Shr.
16-Jun-06	268,750	0.74
20-Jun-06	150,000	0.71
22-Jun-06	146,875	0.71
31-Jul-06	1,050,618	0.64
1-Aug-06	334,710	0.64
2-Aug-06	758,676	0.63
3-Aug-06	6,148,363	0.67
4-Aug-06	2,421,380	0.74
7-Aug-06	3,813,498	0.75
8-Aug-06	90,350	0.77
10-Aug-06	1,781,702	0.82
11-Aug-06	142,753	0.83
14-Aug-06	316,225	0.84

CUSIP No. G83562101	Page 14 of 19 Pages

Reporting Person
Hanover Strategic Fund B, LLC

Trade	# of	Net USD
Date	Shares	Price/Shr.

16-Jun-06	161,250	0.74
20-Jun-06	90,000	0.71
22-Jun-06	88,125	0.71
31-Jul-06	289,252	0.64
1-Aug-06	92,151	0.64
2-Aug-06	208,876	0.63
3-Aug-06	2,711,812	0.67
4-Aug-06	1,067,980	0.74
7-Aug-06	1,681,991	0.75
8-Aug-06	39,850	0.77
10-Aug-06	785,842	0.82
11-Aug-06	62,963	0.83
14-Aug-06	139,475	0.84

Reporting Person
Hayden Investors Partners, LLC

Trade	# of	Net USD
Date	Shares	Price/Shr.

31-Jul-06	691,334	0.64
1-Aug-06	220,248	0.64
2-Aug-06	499,229	0.63
3-Aug-06	13,341,301	0.67
4-Aug-06	5,254,140	0.74
7-Aug-06	8,274,890	0.75
8-Aug-06	196,050	0.77
10-Aug-06	3,866,106	0.82
11-Aug-06	309,759	0.83
14-Aug-06	686,175	0.84

CUSIP No. G83562101	Page 15 of 19 Pages

Reporting Person
Hayden Investors Partners II, LLC

Trade	# of	Net USD
Date	Shares	Price/Shr.

31-Jul-06	793,796	0.64
1-Aug-06	252,891	0.64
2-Aug-06	573,219	0.63
3-Aug-06	11,823,774	0.67
4-Aug-06	4,656,500	0.74
7-Aug-06	7,333,651	0.75
8-Aug-06	173,750	0.77
10-Aug-06	3,426,350	0.82
11-Aug-06	274,525	0.83
14-Aug-06	608,125	0.84

(d)          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. G83562101	Page 16 of 19 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, dated August 14, 2006

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SHERBORNE INVESTORS CO., LP

By:	SHERBORNE INVESTORS GP, LLC, its general partner
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE MANAGEMENT CO., LP

By:	SHERBORNE MANAGEMENT GP, LLC, its general partner
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

/s/ Edward Bramson

EDWARD BRAMSON

Exhibit 1

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of ordinary shares, par value 3 1/3 pence per share, of Spirent Communications plc, and any future amendments thereto as may be required from time to time.

Dated:	August 14, 2006

SHERBORNE INVESTORS CO., LP

By:	SHERBORNE INVESTORS GP, LLC, its general partner
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE MANAGEMENT CO., LP

By:	SHERBORNE MANAGEMENT GP, LLC, its general partner
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

/s/ Edward Bramson

EDWARD BRAMSON